October 7, 2008

Filed Via EDGAR

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account G (“Registrant”)
Correspondence for File 333-65048 and 333-111688
Your comments delivered via telephone on October 7, 2008

Dear Ms. Marquigny:

Pursuant to a Section 497 filing which will be made November 3, 2008, the following two sentences will be deleted from the About the Policy section in all prospectuses within Files 333-65048 and 333-111688:

“We are prohibited from offering any feature or benefit that has been disapproved by your state insurance regulator.  Please contact your financial advisor for detail about any variation in the Policy available in your state.”

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel